Exhibit 99.1

Mexico City, July 25, 2024 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the second quarter ended June 30, 2024. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.

Q2 2024 Highlights

•	Vesta’s second quarter 2024 total income was US$ 63.0 million; a 22.4% year over year increase. Q2 2024 Adjusted NOI[1] margin and Adjusted EBITDA[2] margin reached 94.7% and 82.3%, respectively. Vesta FFO ended Q2 2024 at US$ 37.9 million; a 23.2% increase compared to US$ 30.8 million in Q2 2023.

•	Second quarter 2024 leasing activity reached 2.8 million sf: 1.0 million sf in new contracts, 47% of which were buildings under construction that deepen Vesta’s e-commerce and consumer logistics sector presence; and 1.8 million sf in lease renewals. Vesta’s second quarter 2024 total portfolio occupancy reached 95.0%, while stabilized and same-store occupancy reached a record 97.5% and 97.8%, respectively.

•	Trailing twelve-month renewals and re-leasing reached 4.8 million sf with a weighted average spread of 7.1%. Same-store NOI increased by 4.5% year on year.

•	New construction during the quarter reached approximately 1.2 million sf. Vesta began construction on four new buildings during the second quarter 2024: two in Aguascalientes, one in Monterrey[3], and another one in Puebla, strengthening the Company’s development portfolio aligned with its growth plan and reflecting continued market strength. Vesta’s current construction in progress reached 4.7 million sf by the end of the second quarter 2024, representing a US$ 417.2 million estimated investment and a 10.4% yield on cost, in markets including Mexico City, Puebla, Ciudad Juarez, Monterrey and the Bajio region.

1 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers.

2 Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

3 Subsequent event: Building approved by the board after the quarter end.

				6 months
Financial Indicators (million)	Q2 2024	Q2 2023	Chg. %	2024	2023	Chg. %
Total Rental Income	63.0	51.5	22.4	123.6	101.4	21.9
Total Revenues (-) Energy	61.0	50.6	20.6	120.7	100.1	20.6
Adjusted NOI	57.8	48.3	19.6	115.1	96.1	19.8
Adjusted NOI Margin %	94.7%	95.5%		95.4%	95.9%
Adjusted EBITDA	50.2	42.6	17.9	100.8	84.7	19.0
Adjusted EBITDA Margin %	82.3%	84.2%		83.5%	84.6%
EBITDA Per Share	0.0566	0.0612	(7.5)	0.1138	0.1218	(6.6)
Total Comprehensive Income	109.6	98.6	11.2	233.6	157.7	48.1
Vesta FFO (pre tax)	37.9	30.8	23.2	78.3	61.3	27.7
Vesta FFO Per Share	0.0428	0.0443	(3.4)	0.0884	0.0882	0.3
Vesta FFO (-) Tax Expense	20.1	9.3	115.3	53.5	19.1	180.2
Vesta FFO (-) Tax Expense Per Share	0.0227	0.0134	68.8	0.0604	0.0274	120.0
Diluted EPS	0.1237	0.1418	(12.8)	0.2638	0.2268	16.3
Shares (average)	886.6	695.3	27.5	885.7	695.3	27.4

•	Second quarter 2024 revenue reached US$ 63.0 million; a 22.4% year on year increase from US$ 51.5 million in the second quarter 2023 primarily due to US$ 8.9 million in new revenue-generating contracts and a US$ 1.9 million inflationary benefit on second quarter 2024 results.

•	Second quarter 2024 Adjusted Net Operating Income (Adjusted NOI) increased 19.6% to US$ 57.8 million, compared to US$ 48.3 million in the second quarter 2023. The second quarter 2024 Adjusted NOI margin was 94.7%; a 77-basis-point year on year decrease due to increased property-related costs.

•	Second quarter 2024 Adjusted EBITDA increased 17.9% to US$ 50.2 million, as compared to US$ 42.6 million in the second quarter 2023. The Adjusted EBITDA margin was 82.3%; a 188-basis-point decrease primarily due to increased administrative expenses during the quarter.

•	Second quarter 2024 Vesta funds from operations (Vesta FFO) increased by 23.2% to US$ 37.9 million, from US$ 30.8 million in 2023. Vesta FFO per share was US$ 0.0428 for the second quarter 2024 compared with US$ 0.0443 for the same period in 2023; a 3.4% decrease resulting from an increase in interest expenses for the quarter. Second quarter 2024 Vesta FFO excluding current tax was US$ 20.1 million compared to US$ 9.3 million in the second quarter 2023, due to higher profit and lower current taxes in the second quarter 2024 relative to the same period in 2023.

•	Second quarter 2024 total comprehensive gain was US$ 109.0 million, versus US$ 98.6 million in the second quarter 2023. This increase was primarily due to increased revenues and a higher gain on the revaluation of investment properties during the quarter.

•	The total value of Vesta’s investment property portfolio was US$ 3.5 billion as of June 30, 2024; a 20.5% increase compared to US$ 2.9 billion at the end of June 30, 2023.

3

Letter from the CEO

CONSISTENT RESULTS WITH FOCUS ON SUSTAINED LONG-TERM GROWTH

The volatile geopolitical landscape and political surprises continued in the second quarter of 2024. According to the International Monetary Fund’s World Economic Outlook, a renewed focus on intensifying supply-enhancing reforms is crucial to return to the higher pre-pandemic era average growth. The World Bank’s recent Global Economic Prospects report is slightly more optimistic, suggesting that global economic growth appears to be stabilizing.

Despite what we expect will be unnerving months surrounding Mexico’s administration transition and the U.S. elections, our confidence in the North American region, bolstered by the strength of the Mexico and the US economies, remains undeterred. And while Mexico electing Claudia Sheinbaum as our next president caused uncertainty for some sectors, her commitment to foreign investment and her plan to support the construction of “100 industrial parks to arrange and distribute national and foreign investment” is a promising development for Vesta.

From Vesta’s perspective, rather than being sidetracked by speculation, our strategic focus remains on disciplined execution and on our enduring long-term vision. We’ll prioritize continued progress on Vesta’s strategic plan: consistent leasing performance with prudent and disciplined capital allocation.

Second quarter 2024 leasing activity reached 2.8 million square feet; 1.0 million square feet in new leases, 47% of which were buildings under construction that deepen Vesta’s e-commerce and retail sector presence; 1.8 million square feet in renewals, and re-leasing spreads which reached 7.1% during the quarter. Stabilized occupancy reached a record 97.5% during the quarter. We also achieved 37.79 million square feet of GLA during the second quarter, another record portfolio metric.

We strengthened our development portfolio through new projects in Monterrey, Aguascalientes and Puebla, with more than 1.2 million square feet of new building construction starts. And 38.6% of our 4.7 million square foot construction pipeline has been leased. In 2Q2024, we delivered 0.5 million sf.

Revenues for the second quarter 2024 reached US$63.0 million, while adjusted NOI and EBITDA margins were 94.7% and 82.3%, respectively. Vesta FFO reached US$37.9 million, a 23.2% year on year increase.

We therefore delivered another quarter of sustained strength in our results. We plan to maintain our disciplined approach with both hands firmly at the helm and the wisdom and confidence built through more than 26 years as Mexico’s leading Industrial Real Estate developer.

Thank you for your continued support,

Lorenzo D. Berho

CEO

4

Second Quarter Financial Summary

Consolidated Statutory Accounts

The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.

All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Second quarter 2024 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.

Revenues

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2024	Q2 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	57.7	48.7	18.4	113.5	95.7	18.6
Reimbursable building services	3.3	1.9	76.9	6.8	4.1	65.4
Energy Income	2.0	0.9	125.5	2.9	1.3	125.5
Management Fees	0.0	0.0	0.0	0.4	0.3	26.1
Total Revenues	63.0	51.5	22.4	123.6	101.4	21.9
Total Operating Property Costs	(6.2)	(3.9)	59.3	(10.7)	(6.8)	57.4
Related to properties that generate rental income	(5.0)	(2.9)	72.3	(8.8)	(5.1)	71.0
Costs related to properties	(3.2)	(2.3)	41.2	(5.6)	(4.1)	37.4
Costs related to energy	(1.8)	(0.6)	183.2	(3.2)	(1.1)	196.4
Related to properties that did not generate rental income	(1.18)	(0.98)	20.5	(1.9)	(1.6)	15.1
Adjusted Net Operating Income	57.8	48.3	19.6	115.1	96.1	19.8

Vesta’s second quarter 2024 total revenues increased 22.4% to US$ 63.0 million in the second quarter 2024, from US$ 51.5 million in the second quarter 2023. The US$ 8.9 million rental revenue increase was primarily due to: [i] a US$ 9.1 million, or 17.6%, increase from space rented in the second quarter of 2024 which had previously been vacant in the second quarter of 2023; [ii] a US$ 1.9 million, or 3.7%, increase related to inflationary adjustments on rented property in the second quarter of 2024; [iii] a US$ 1.4 million increase in other income which represents reimbursements for expenses paid by Vesta on behalf of clients but not considered to be rental revenue; [iv] a US$ 0.1 million, or 0.3%, increase in rental income due to the conversion of peso-denominated rental income into US dollars; and [v] a U$ 1.1 million increase in energy income from charges to tenants for their energy use.

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Vesta’s second quarter 2024 rental revenue results were partially offset by: [i] a US$ 1.9 million, or 3.8%, decrease related to lease agreements which expired and were not renewed during the second quarter 2024; and [ii] US$ 0.2 million, or 0.3% decrease related to lease agreements which were renewed during the second quarter 2024 at a lower rental rate in order to extend a short term renewal option to a longer term lease agreement.

88.0% of Vesta’s second quarter 2024 rental revenues were US dollar denominated and indexed to the US Consumer Price Index (CPI), an increase from 86.0% in the second quarter 2023. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

Property Operating Costs

Vesta’s second quarter 2024 total operating costs reached US$ 6.2 million, compared to US$ 3.9 million in the second quarter 2023; a US$ 2.3 million, or 59.3%, increase due to increased costs related to both rental income generating and non-rental income generating properties.

During the second quarter 2024, costs related to investment properties generating rental revenues amounted to US$ 5.0 million, compared to US$ 2.9 million for the same period in 2023. This was primarily attributable to an increase in energy-related costs, which increased to US$ 1.8 million in second quarter 2024, from US$ 0.6 million in second quarter 2023, while other property-related costs increased to US$ 3.2 million in the second quarter 2024, from US$ 2.3 million in second quarter 2023 due to an increase in insurance, property tax and other property-related costs.

Costs from investment properties which did not generate rental revenues during the second quarter 2024 increased by US$ 0.2 million to US$ 1.2 million. This was primarily due to an increase in insurance, as well as maintenance, energy costs and other property expenses.

Adjusted Net Operating Income (Adjusted NOI) 4

Second quarter Adjusted Net Operating Income increased 19.6% to US$ 57.8 million year on year with a 77-basis-point NOI margin decrease, to 94.7%. This decrease was due to higher rental income excluding energy income, while costs excluding energy increased during the quarter, resulting in a lower margin.

General and Administrative Expenses

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2024	Q2 2023	Chg. %	2024	2023	Chg. %
General and Administrative Expenses	(9.0)	(6.4)	40.5	(17.3)	(14.2)	21.5
Stock- based Compensation Expenses	2.7	1.7	56.3	4.8	4.5	6.9
Depreciation	(0.1)	(0.4)	(61.2)	(0.5)	(0.7)	(36.4)
Adjusted EBITDA	50.2	42.6	17.9	100.8	84.7	19.0

4 NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers

6

Second quarter 2024 administrative expenses totaled US$ 9.0 million, compared to US$ 6.4 million in the second quarter of 2023; a 40.5% increase. The increase is due to peso appreciation relative to the same period last year and the increase in auditing, legal and consulting expenses subsequent to the Company’s capital raise and follow-on.

Expenses related to the share-based payment of Vesta’s compensation plan amounted to US$ 2.7 million for the second quarter of 2024. For more detailed information on Vesta’s expenses, please see Note 18 within the Company’s Financial Statements.

Depreciation

Second quarter 2024 depreciation was US$ 0.1 million, compared to US$ 0.4 million in the second quarter of 2023. This was related to office space and office equipment depreciation during the quarter and the amortization of Vesta´s operating systems.

Adjusted EBITDA 5

Second quarter 2024 Adjusted EBITDA increased 17.9% to US$ 50.2 million, from US$ 42.6 million in the second quarter 2023, while the EBITDA margin decreased 188-basis-points to 82.3%, as compared to 84.2% for the same period of last year. This margin decrease was due to higher costs and expenses during the second quarter 2024.

Other Income and Expense

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2024	Q2 2023	Chg. %	2024	2023	Chg. %
Other Income and Expenses
Interest income	4.1	0.5	6.6	9.1	1.1	7.3
Other (expenses) income	(1.4)	0.8	(2.8)	(1.6)	0.7	(3.2)
Other net income energy	0.3	(0.0)	(12.3)	0.2	(0.0)	(8.8)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(12.3)	(11.8)	0.0	(22.5)	(23.4)	(0.0)
Exchange gain (loss)	(6.5)	3.7	(2.7)	(5.7)	8.3	(1.7)
Gain from properties sold	0.0	0.0	na	0.3	0.0	na
Gain on revaluation of investment properties	100.1	73.6	0.4	207.4	84.4	1.5
Total other income (expenses)	84.2	66.9	0.3	187.3	71.1	1.6

Total second quarter 2024 other income reached US$ 84.2 million, compared to US$ 66.9 million in other income at the end of the second quarter 2023, an increase primarily due to increased interest income and higher gain on revaluation of investment properties.

5 EBITDA and EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

7

Second quarter 2024 interest income increased to US$ 4.1 million year on year, from US$ 0.5 million in the second quarter 2023, due to an increased cash position resulting from the Company's equity raise and follow-on as well as higher interest rates during the quarter.

Second quarter 2024 other expense resulted in a US$ 1.4 million loss due to the net result of the Company’s other accounting expenses.

Second quarter 2024 other net gain related to energy resulted in a US$ 0.3 million gain, this other net gain includes energy provided to companies which are not Vesta clients.

Second quarter 2024 interest expense decreased to US$ 12.3 million, from US$ 11.8 million for the same quarter in 2023, reflecting certain one-time expenses for the second quarter of 2024.

Vesta’s second quarter 2024 foreign exchange loss was US$ 6.5 million, compared to a US$ 3.7 million gain in second quarter 2023. This loss relates primarily to sequential currency movement in Vesta’s dollar-denominated debt balance during second quarter 2024 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.

Second quarter 2024 valuation of investment properties resulted in a US$ 100.1 million gain, compared to a US$ 73.6 million gain in the second quarter of 2023. This year-on-year increase was due to an increase in the portfolio, recovered tenant improvement expenses and by increased market rents.

Profit Before Income Taxes

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2024	Q2 2023	Chg. %	2024	2023	Chg. %
Profit Before Income Taxes	131.8	107.7	22.4	282.4	150.8	87.3
Income Tax Expense	(22.5)	(12.0)	88.1	(48.3)	0.2	na
Current Tax	(17.9)	(21.5)	(0.2)	(24.8)	(42.2)	na
Deferred Tax	(4.7)	9.5	(1.5)	(23.4)	42.5	na
Profit for the Period	109.3	95.7	14.2	234.2	151.0	55.0
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	0.3	2.9	(0.9)	(0.5)	6.7	(1.1)
Total Comprehensive Income for the period	109.6	98.6	0.1	233.6	157.7	0.5

Due to the above factors, second quarter 2024 profit before income tax reached US$ 131.8 million, compared to US$ 107.7 million for the same quarter last year.

Income Tax Expense

Vesta reported a US$ 22.5 million income tax expense, compared to a US$ 12.0 million income in the second quarter 2023. The second quarter 2024 current tax expense was US$ 17.9 million, compared to a US$ 21.5 million expense in second quarter 2023. This decrease is due to higher current taxes and increased exchange rate related tax during the second quarter 2024.

8

Deferred taxes primarily reflect: [i] the effect on the Company’s balance sheet of the exchange rate used to convert taxable assets from Mexican pesos (including the monetary value of Vesta’s investment properties and the amortized tax loss benefits ) into U.S. dollars at the end of the second quarter 2024 and 2023; [ii] the impact of an inflationary benefit on the tax base of the Company’s fiscal assets, in keeping with Mexican income tax laws; and, [iii] the recognition of the fair value of investment properties for accounting purposes, as tax assessed on these assets is based on their historical cost which is then appreciated.

Second Quarter 2024 Profit

Due to the above, the Company’s second quarter 2024 profit was US$ 109.3 million, compared to US$ 95.7 million profit in the second quarter 2023.

Total Comprehensive Income (Loss) for the Period

Vesta closed the second quarter 2024 with US$ 109.6 million in total comprehensive income gain, compared to a US$ 98.6 million gain at the end of the second quarter of 2023, due to the above factors. This comprehensive income was partially offset by a US$ 0.3 million comprehensive loss in exchange differences on translating other functional currency operations.

Funds from Operations (FFO)

FFO Reconciliation (million)	Q2 2024	Q2 2023	Chg. %	2024	2023	Chg. %
Profit for the year	109.3	95.7	14.2	234.2	151.0	55.0
Gain on revaluation of investment properties	(100.1)	(73.6)	35.9	(207.4)	(84.4)	145.8
Gain in properties sold	0.0	0.0	na	(0.3)	0.0	na
FFO	9.2	22.1	(58.2)	26.5	66.7	(60.2)
Stock- based Compensation Expenses	2.7	1.7	56.3	4.8	4.5	6.9
Exchange Gain (Loss)	6.5	(3.7)	(274.4)	5.7	(8.3)	(168.0)
Depreciation	0.1	0.4	(61.2)	0.5	0.7	(36.4)
Other income	(1.1)	(1.3)	(9.8)	(2.0)	(1.6)	25.7
Other income energy	2.3	0.5	380.0	3.4	0.9	275.7
Energy	(0.2)	(0.3)	(12.5)	0.3	(0.2)	(277.9)
Interest income	(4.1)	(0.5)	655.3	(9.1)	(1.1)	726.5
Income Tax Expense	22.5	12.0	88.1	48.3	(0.2)	na
Vesta FFO	37.9	30.8	23.2	78.3	61.3	27.7
Vesta FFO per share	0.0428	0.0443	(3.4)	0.0884	0.0882	0.3
Current Tax	(17.9)	(21.5)	(16.8)	(24.8)	(42.2)	na
Vesta FFO (-) Tax Expense	20.1	9.3	115.3	53.5	19.1	180.2
Vesta FFO (-) Tax Expense per share	0.0227	0.0134	68.8	0.0604	0.0274	120.0

Second quarter 2024 Vesta Funds from Operations (Vesta FFO) after tax expense resulted in a US$ 20.1 million, or US$ 0.0227 per share, gain compared with a US$ 9.3 million, or US$ 0.0134 per share, gain for second quarter 2023.

9

Vesta FFO for the second quarter 2024 reached US$ 37.9 million; a 23.2% increase compared with US$ 30.8 million in second quarter 2023.

The current tax associated with the Company’s operations resulted in a US$ 17.9 million expense. The exchange-rate related portion of the current tax in the second quarter 2024 was US$ 0.0 million expense and the current operating tax represented a US$ 24.8 million expense.

Current Tax Expense	Q1 2024	Q2 2024
Operating Current Tax	(5.3)	(24.8)
Exchange Rate Related Current Tax	(1.7)	0.0
Total Current Tax Expense	(7.0)	(24.8)

Accumulated Current Tax Expense	3M 2024	6M 2024
Operating Current Tax	(5.3)	(30.1)
Exchange Rate Related Current Tax	(1.7)	(1.7)
Total Current Tax Expense	(7.0)	(31.8)

Capex

Investing activities during the second quarter of 2024 were primarily related to payments for works in progress in the construction of new buildings in the Northern, Bajio and Central regions, reflected in a US$ 79.6 million total expense.

Debt

As of June 30, 2024, the Company´s overall balance of debt was US$ 913.62 million, of which US$ 69.7 million is related to short-term liabilities and US$ 843.9 million is related to long-term liabilities. The secured portion of the debt is approximately 29.7% of total debt and is guaranteed by some of the Company’s investment properties, as well as by the related income derived from these properties. As of second quarter 2024, 100% of Vesta’s debt was denominated in US dollars and 100% of its interest rate was fixed.

Stabilized Portfolio

Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers.

The "operating portfolio" calculation includes properties which have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

10

	Q2 2023			Q2 2024
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	7,179,701	21.3%	76,608	7,256,310	19.7%
Bajio	16,035,145	47.6%	1,989,104	18,024,250	49.0%
North	10,500,250	31.1%	1,027,628	11,527,878	31.3%
Total	33,715,097	100%	3,093,340	36,808,437	100%

	Q2 2023		Q2 2024
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,851,542	95.4%	7,256,310	100.0%
Bajio	15,306,976	95.5%	17,188,291	95.4%
North	10,500,250	100.0%	11,459,498	99.4%
Total	32,658,769	96.9%	35,904,098	97.5%

Same-Store Portfolio

Based on the updated calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This amended definition is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q2 2023			Q2 2024
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	6,992,584	21.9%	187,354	7,179,938	21.5%
Bajio	15,496,388	48.6%	473,794	15,970,183	47.7%
North	9,421,603	29.5%	876,019	10,297,622	30.8%
Total	31,910,575	100%	1,537,167	33,447,743	100%

	Q2 2023		Q2 2024
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,664,425	95.3%	7,179,938	100.0%
Bajio	14,768,219	95.3%	15,304,208	95.8%
North	9,421,603	100.0%	10,229,242	99.3%
Total	30,854,247	96.7%	32,713,387	97.8%

11

Total Portfolio

As of June 30, 2024, the Company’s portfolio was comprised of 216 high-quality industrial assets, with a total gross leased area (“GLA”) of 37.7 million sf (3.5 million square meters “m2”) and with 88.0% of the Company’s income denominated in US dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

	Q1 2024		Q2 2024
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,310	19.5%	0	7,256,310	19.2%
Bajio	17,963,025	48.2%	292,477	18,255,502	48.3%
North	12,070,580	32.4%	210,800	12,281,380	32.5%
Total	37,289,914	100%	503,277	37,793,191	100%

Total Vacancy

Vesta’s property portfolio had a 5.0% vacancy rate as of June 30, 2024.

	Q1 2024		Q2 2024
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	62,173	0.9%	0	0.0%
Bajio	1,104,670	6.1%	1,067,211	5.8%
North	1,077,457	8.9%	821,882	6.7%
Total	2,244,300	6.0%	1,889,093	5.0%

Projects Under Construction

Vesta is currently developing 4,675,122 sf (434,333 m2) in inventory and BTS buildings.

Proyects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Juárez Oriente 3	279,022	25,922	23,530	Inventory	Jul-24	Ciudad Juárez	North Region
Juárez Oriente 4	226,257	21,020	17,535	Inventory	Jul-24	Ciudad Juárez	North Region
Apodaca 5	476,964	44,311	44,733	Inventory	Mar-25	Monterrey	North Region
Apodaca 6	190,640	17,711	15,695	Inventory	Dec-24	Monterrey	North Region
Apodaca 7	202,179	18,783	17,106	Inventory	Dec-24	Monterrey	North Region
Apodaca 8	730,762	67,890	57,180	Inventory	Jun-25	Monterrey	North Region
Aguascalientes 3	201,243	18,696	12,111	Inventory	Jul-24	Aguascalientes	Bajio Region

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Aguascalientes 4	122,063	11,340	8,265	Inventory	Mar-25	Aguascalientes	Bajio Region
Aguascalientes 5	217,093	20,169	12,393	Inventory	Feb-25	Aguascalientes	Bajio Region
San Luis Potosí 4	262,532	24,390	15,798	Inventory	Jul-24	SLP	Bajio Region
Tres Naciones 10	131,571	12,223	8,323	Inventory	Dec-24	SLP	Bajio Region
Querétaro 7	268,367	24,932	15,917	Inventory	Sep-24	Querétaro	Bajio Region
Safran Exp	45,897	4,264	3,322	BTS	Nov-24	Querétaro	Bajio Region
La Villa	213,065	19,794	32,098	Inventory	Oct-24	Valle de México	Central Region
Punta Norte 1	850,048	78,972	108,396	Inventory	Dec-24	Valle de México	Central Region
Punta Norte 2	171,286	15,913	18,650	Inventory	Oct-24	Valle de México	Central Region
Puebla 4	86,133	8,002	6,105	Inventory	Feb-25	Puebla	Central Region
Total	4,675,122	434,333	417,157
(1) Investment includes proportional cost of land and infrastructure.
* Adjusted due to final leasing terms

Land Reserves

The Company had 25.2 million sf in land reserves as of June 30, 2024.

	March 31, 2024	June 30, 2024
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	0	0	na
Monterrey	2,449,922	0	-100.0%
Juárez	0	0	na
San Luis Potosí	2,555,692	2,555,692	0.0%
Querétaro	4,701,268	4,701,268	0.0%
Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	11,628,775	10,981,487	-5.6%
SMA	3,597,220	3,597,220	0.0%
Guadalajara	0	0	na
Puebla	92,548	0	-100.0%
Mexico City	0	0	na
Total	28,430,403	25,240,645	-11.2%

13

Summary of 6-Month 2024 Results

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2024	Q2 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	57.7	48.7	18.4	113.5	95.7	18.6
Reimbursable building services	3.3	1.9	76.9	6.8	4.1	65.4
Energy Income	2.0	0.9	125.5	2.9	1.3	125.5
Management Fees	0.0	0.0	0.0	0.4	0.3	26.1
Total Revenues	63.0	51.5	22.4	123.6	101.4	21.9
Total Operating Property Costs	(6.2)	(3.9)	59.3	(10.7)	(6.8)	57.4
Related to properties that generate rental income	(5.0)	(2.9)	72.3	(8.8)	(5.1)	71.0
Costs related to properties	(3.2)	(2.3)	41.2	(5.6)	(4.1)	37.4
Costs related to energy	(1.8)	(0.6)	183.2	(3.2)	(1.1)	196.4
Related to properties that did not generate rental income	(1.18)	(0.98)	20.5	(1.9)	(1.6)	15.1
Adjusted Net Operating Income	57.8	48.3	19.6	115.1	96.1	19.8
General and Administrative Expenses	(9.0)	(6.4)	40.5	(17.3)	(14.2)	21.5
Stock- based Compensation Expenses	2.7	1.7	56.3	4.8	4.5	6.9
Depreciation	(0.1)	(0.4)	(61.2)	(0.5)	(0.7)	(36.4)
Adjusted EBITDA	50.2	42.6	17.9	100.8	84.7	19.0
Other Income and Expenses
Interest income	4.1	0.5	6.6	9.1	1.1	7.3
Other (expenses) income	(1.4)	0.8	(2.8)	(1.6)	0.7	(3.2)
Other net income energy	0.3	(0.0)	(12.3)	0.2	(0.0)	(8.8)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(12.3)	(11.8)	0.0	(22.5)	(23.4)	(0.0)
Exchange gain (loss)	(6.5)	3.7	(2.7)	(5.7)	8.3	(1.7)
Gain from properties sold	0.0	0.0	na	0.3	0.0	na
Gain on revaluation of investment properties	100.1	73.6	0.4	207.4	84.4	1.5
Total other income (expenses)	84.2	66.9	0.3	187.3	71.1	1.6
Profit Before Income Taxes	131.8	107.7	22.4	282.4	150.8	87.3
Income Tax Expense	(22.5)	(12.0)	88.1	(48.3)	0.2	na
Current Tax	(17.9)	(21.5)	(0.2)	(24.8)	(42.2)	na
Deferred Tax	(4.7)	9.5	(1.5)	(23.4)	42.5	na
Profit for the Period	109.3	95.7	14.2	234.2	151.0	55.0
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	0.3	2.9	(0.9)	(0.5)	6.7	(1.1)
Total Comprehensive Income for the period	109.6	98.6	0.1	233.6	157.7	0.5
Shares (average)	886.6	695.3	27.5	885.7	695.3	27.4
Diluted EPS	0.1237	0.1418		0.2638	0.2268

Revenues increased 21.9% to US$ 123.6 million for the accumulated six months of 2024, compared to US$ 101.4 million in 2023, while operating costs increased to US$ 10.7 million, or 57.4% compared to US$ 6.8 million in 2023, primarily due to the increase in both properties that generate income and did not generate rental income expenses. Adjusted Net operating income for the six months 2024 was US$ 115.1 million compared to US$ 96.1 million in the same period of 2023.

At the close of June 30, 2024, administrative expenses increased by 21.5% to US$ 17.3 million in 2024, from US$ 14.2 million in 2023, primarily due to an increase in expenses related to employee benefits, auditing, legal and consulting expenses and to Vesta´s stock-based compensation.

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Total other income for the six months of 2024 was US$ 187.3 million, compared to US$ 71.1 million in the prior year. The result reflects an increase in exchange gain and a gain on the revaluation of investment properties.

The Company’s profit before tax therefore amounted to US$ 282.4 million for the first six months of 2024.

Income tax for the first six months ending June 30, 2024 resulted in a US$ 48.3 million expense, compared to US$ 0.2 million gain for the first six months ended June 30, 2023. This year-on-year decrease was primarily due to the appreciation of the exchange rate during the first six months of 2024.

Profit for the first six months of 2024 was US$ 234.2 million, compared to US$ 151.0 million in the same period of 2023, due to factors described above.

Vesta ended the six-month period ending June 30, 2024 with US$ 233.6 million in total comprehensive income, compared to US$ 157.7 million at the end of the first six -months of 2023 period, due to the factors previously described. This gain was partially decreased by a US$ 0.5 million loss in functional currency operations.

Capex for the first six-months of 2024 reached US$ 127.3 million and was related to the investment property development.

15

Subsequent Events

Dividends:

Vesta shareholders approved a US$ 64.7 million-dollar dividend at its Annual General Shareholders Meeting held on March 21, 2024, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.

Vesta paid a cash dividend for the second quarter 2024 equivalent to PS$ 0.3233 per ordinary share on July 16, 2024. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL). This amount was provisioned within the Company’s financial statements at the end of the second quarter 2024 as dividends payable.

Dividends per share
Q1 2024	0.2915
Q2 2024	0.3233

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Appendix: Financial Tables

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2024	Q2 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	57.7	48.7	18.4	113.5	95.7	18.6
Reimbursable building services	3.3	1.9	76.9	6.8	4.1	65.4
Energy Income	2.0	0.9	125.5	2.9	1.3	125.5
Management Fees	0.0	0.0	0.0	0.4	0.3	26.1
Total Revenues	63.0	51.5	22.4	123.6	101.4	21.9
Total Operating Property Costs	(6.2)	(3.9)	59.3	(10.7)	(6.8)	57.4
Related to properties that generate rental income	(5.0)	(2.9)	72.3	(8.8)	(5.1)	71.0
Costs related to properties	(3.2)	(2.3)	41.2	(5.6)	(4.1)	37.4
Costs related to energy	(1.8)	(0.6)	183.2	(3.2)	(1.1)	196.4
Related to properties that did not generate rental income	(1.18)	(0.98)	20.5	(1.9)	(1.6)	15.1
Adjusted Net Operating Income	57.8	48.3	19.6	115.1	96.1	19.8
General and Administrative Expenses	(9.0)	(6.4)	40.5	(17.3)	(14.2)	21.5
Stock- based Compensation Expenses	2.7	1.7	56.3	4.8	4.5	6.9
Depreciation	(0.1)	(0.4)	(61.2)	(0.5)	(0.7)	(36.4)
Adjusted EBITDA	50.2	42.6	17.9	100.8	84.7	19.0
Other Income and Expenses
Interest income	4.1	0.5	6.6	9.1	1.1	7.3
Other (expenses) income	(1.4)	0.8	(2.8)	(1.6)	0.7	(3.2)
Other net income energy	0.3	(0.0)	(12.3)	0.2	(0.0)	(8.8)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(12.3)	(11.8)	0.0	(22.5)	(23.4)	(0.0)
Exchange gain (loss)	(6.5)	3.7	(2.7)	(5.7)	8.3	(1.7)
Gain from properties sold	0.0	0.0	na	0.3	0.0	na
Gain on revaluation of investment properties	100.1	73.6	0.4	207.4	84.4	1.5
Total other income (expenses)	84.2	66.9	0.3	187.3	71.1	1.6
Profit Before Income Taxes	131.8	107.7	22.4	282.4	150.8	87.3
Income Tax Expense	(22.5)	(12.0)	88.1	(48.3)	0.2	na
Current Tax	(17.9)	(21.5)	(0.2)	(24.8)	(42.2)	na
Deferred Tax	(4.7)	9.5	(1.5)	(23.4)	42.5	na
Profit for the Period	109.3	95.7	14.2	234.2	151.0	55.0
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	0.3	2.9	(0.9)	(0.5)	6.7	(1.1)
Total Comprehensive Income for the period	109.6	98.6	0.1	233.6	157.7	0.5
Shares (average)	886.6	695.3	27.5	885.7	695.3	27.4
Diluted EPS	0.1237	0.1418		0.2638	0.2268

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Consolidated Statements of Financial Position (million)	June 30, 2024	December 31, 2023
ASSETS
CURRENT
Cash and cash equivalents	376.9	501.2
Financial assets held for trading	0.0	0.0
Accounts receivable- net	35.8	33.9
Operating lease receivable	11.9	10.1
Due from related parties	0.0	0.0
Prepaid expenses	26.5	21.3
Guarantee deposits made	0.0	0.0
Total current assets	451.1	566.4
NON-CURRENT
Investment properties	3521.8	3212.2
Leasing Terms	0.7	0.8
Office equipment - net	2.2	2.5
Derivative financial instruments	0.0	0.0
Guarantee Deposits made	9.6	10.2
Total non-current assets	3534.3	3225.8

TOTAL ASSETS	3985.4	3792.2

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	69.7	69.6
Financial leases payable-short term	0.6	0.6
Accrued interest	3.8	3.1
Accounts payable	17.0	13.2
Income tax payable	0.4	38.8
Dividends payable	48.5	15.2
Accrued expenses	5.3	7.1
Total current liabilities	145.4	147.6
NON-CURRENT
Long-term debt	843.9	845.6
Financial leases payable-long term	0.1	0.3
Derivative financial instruments	0.0	0.0
Guarantee deposits received	25.1	25.7
Long-term accounts payable	7.7	7.7
Employees benefits	1.9	1.5
Deferred income taxes	300.5	276.9
Total non-current liabilities	1179.3	1157.7

TOTAL LIABILITIES	1324.7	1305.2

STOCKHOLDERS' EQUITY
Capital stock	594.0	591.6
Additional paid-in capital	948.6	934.9
Retained earnings	1159.2	989.7
Share-base payments reserve	(7.5)	3.7
Foreign currency translation	(33.6)	(33.0)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	2660.7	2487.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3985.4	3792.2

18

Consolidated Statements of Cash Flows (million)	June 30, 2024	June 30, 2023
Cash flow from operating activities:
Profit before income taxes	282.4	150.8
Adjustments:
Depreciation	0.3	0.5
Depreciation of right of use assets	0.1	0.3
Gain on revaluation of investment properties	(207.4)	(84.4)
Effect of foreign exchange rates	5.1	(8.3)
Interest income	(9.1)	(1.1)
Interest expense	21.2	23.1
Amortization debt issuance-related expenses	1.2	0.7
Expense recognized related to share-based payments	4.8	4.5
Gain in sale of investment property	(0.3)	0.0
Employee Benefits	0.4	0.0
Income tax benefit from equity issuance costs	0.0	0.0
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(1.8)	(2.5)
Recoverable taxes	(1.9)	6.9
Guarantee Deposits made	0.1	4.0
Prepaid expenses	(5.2)	(6.0)
(Increase) decrease in:
Accounts payable	3.8	1.0
Accrued expenses	(1.8)	(0.5)
Guarantee Deposits received	(0.6)	(1.8)
Interest received	9.1	1.1
Income Tax Paid	(63.0)	(35.8)
Net cash generated by operating activities	37.72	52.4

Cash flow from investing activities
Purchases of investment property	(127.3)	(89.2)
Non-tenant reimburstments	25.2	0.0
Sale of investment property	0.8	0.0
Acquisition of office furniture	(0.0)	(0.2)
Net cash used in investing activities	(101.3)	(89.4)

Cash flow from financing activities
Interest paid	(20.5)	(23.0)
Loans obtained	0.0	0.0
Loans Paid	(2.3)	(2.3)
Cost of debt issuance	0.0	0.0
Dividends paid	(31.3)	(29.4)
Repurchase of treasury shares	0.0	0.0
Equity issuance	0.0	0.0
Costs of equity issuance	0.0	0.0
Payment of lease liabilities	(0.2)	(0.4)
Net cash (used in) generated by financing activities	(54.3)	(55.1)

Effects of exchange rates changes on cash	(6.3)	3.6
Net Increase in cash and cash equivalents	(124.2)	(88.4)
Cash, restricted cash and cash equivalents at the beginning of period	501.9	139.9
Cash, restricted cash and cash equivalents at the end of period	377.7	51.5

19

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of January 1, 2023	480.6	460.7	733.4	6.0	(40.9)	1639.8
Vested shares	2.2	8.0	0.0	(10.3)	0.0	(0.0)
Share-based payments	0.0	0.0	0.0	4.5	0.0	4.5
Dividends declared	0.0	0.0	(60.3)	0.0	0.0	(60.3)
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Comprehensive income (loss)	0.0	0.0	151.0	0.0	6.7	157.7
Balances as of June 30, 2023	482.8	468.7	824.1	0.2	(34.2)	1741.7
Balances as of January 31, 2024	591.6	934.9	989.7	3.7	(33.0)	2487.0
Equity issuance	0.0	0.0	0.0	0.0	0.0	0.0
Vested shares	2.4	13.7	0.0	(16.0)	0.0	0.0
Share-based payments	0.0	0.0	0.0	4.8	0.0	4.8
Dividends payments	0.0	0.0	(64.7)	0.0	0.0	(64.7)
Comprehensive income	0.0	0.0	234.2	0.0	(0.5)	233.6
Balances as of June 30, 2024	594.0	948.6	1159.2	(7.5)	(33.6)	2660.7

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Notes and Disclaimers

Interim Consolidated Condensed Financial Statements: The figures presented within this release for the three-month periods ending June 30, 2024 and 2023 have not been audited.

Exchange Rate: The exchange rates used for the figures expressed in US dollars (US$) were:

Date	Exchange Rate
Balance Sheet
June 30, 2023	17.072
June 30, 2024	18.377
Income Statement
Q2 2023 (average)	17.723
Q2 2024 (average)	17.206
6M2023 (average)	18.211
6M2024 (average)	17.101

“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period

“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.

“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period.

“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.

“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.

“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.

“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.

Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.

Percentages may not sum to total due to rounding.

Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.

21

Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

Analyst Coverage

In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokers:

•      Barclays Bank Mexico, S.A.

•      Bank of America

•      BBVA Bancomer S.A.

•      Bradesco BBI Research

•      BTG Pactual US Capital LLC

•      Casa de Bolsa Credit Suisse S.A. de C.V.

•      Casa de Bolsa Santander S.A. de C.V.

•      Citigroup Global Markets Inc.

•      GBM Grupo Bursátil Mexicano S.A. de C.V.

•      Grupo Financiero Interacciones S.A. de C.V.

•      Grupo Signum, S.A. de C.V.

•      Goldman Sachs

•      Itaú Corretora de Valores S.A

•      J.P. Morgan Casa de Bolsa, S.A. de C.V.

•      Morgan Stanley

•      Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2024, Vesta owned 216 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 37.7 million sf (3.5 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

Note on Forward-Looking Statements

This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its

22

management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.

Definitions / Discussion of Non-GAAP Financial Measures:

Change in Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO calculation methodology

During the year ended December 31, 2023, our business began to experience different effects associated with our tenants growing their operations in Mexico that among other impacts resulted in increased energy consumption which we recognize as an energy income and energy cost during the period. Our management considered these income and costs represent a business activity not actively managed by us and does not relate directly to our business operation and strategy; therefore, we updated our policy to further adjust our Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.

We have applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of $0.3 million, ($0.4) million and $0.0 million as of December 31, 2023, 2022 and 2021.

Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI

The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from

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operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

Adjusted EBITDA margin, NOI margin and Adjusted NOI margin

The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We present margin ratios to rental income plus management fees minus electricity income to compliment the understanding of our operating performance; measuring our profitability compared to the revenues directly related to our business activities.

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	For the Three-Month		6 months
	Period Ended June 30,		Cumulative
	2024	2023	2024	2023
	(millions of US$)
Profit for the period	109.3	95.7	234.2	151.0
(+) Total income tax expense	22.5	12.0	48.3	(0.2)
(-) Interest income	(4.1)	(0.5)	(9.1)	(1.1)
(-) Other income – net(1)	(1.1)	(1.3)	(2.0)	(1.6)
(-) Other income energy	2.3	0.5	3.4	0.9
(+) Finance costs	12.3	11.8	22.5	23.4
(-) Exchange gain (loss) - net	6.5	(3.7)	5.7	(8.3)
(-) Gain on sale of investment property	0.0	0.0	(0.3)	0.0
(-) Gain on revaluation of investment property	(100.1)	(73.6)	(207.4)	(84.4)
(+) Depreciation	0.1	0.4	0.5	0.7
(+) Long-term incentive plan and Equity plus	2.7	1.7	4.8	4.5
(+) Energy net	(0.2)	(0.3)	0.3	(0.2)
Adjusted EBITDA	50.2	42.6	100.8	84.7
(+) General and administrative expenses	9.0	6.4	17.3	14.2
(-) Long-term incentive plan and Equity plus	(2.7)	(1.7)	(4.8)	(4.5)
NOI	56.6	47.3	113.3	94.4
(+) Property operating costs related to properties that did not generate rental income	1.2	1.0	1.9	1.6
Adjusted NOI	57.8	48.3	115.1	96.1

(1)

Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.

Reconciliation of FFO and Vesta FFO

The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.

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Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		6 months
	Period Ended June 30,		Cumulative
	2024	2023	2024	2023
	(millions of US$)
Profit for the period	109.3	95.7	234.2	151.0
(-) Gain on sale of investment property	0.0	0.0	(0.3)	0.0
(-) Gain on revaluation of investment property	(100.1)	(73.6)	(207.4)	(84.4)
FFO	9.2	22.1	26.5	66.7
(-) Exchange gain (loss) – net	6.5	(3.7)	5.7	(8.3)
(-) Other income – net(1)	(1.1)	(1.3)	(2.0)	(1.6)
(-) Other income energy	2.3	0.5	3.4	0.9
(-) Interest income	(4.1)	(0.5)	(9.1)	(1.1)
(+) Total income tax expense	22.5	12.0	48.3	(0.2)
(+) Depreciation	0.1	0.4	0.5	0.7
(+) Long-term incentive plan and Equity plus	2.7	1.7	4.8	4.5
(+) Energy net	(0.2)	(0.3)	0.3	(0.2)
Vesta FFO	37.9	30.8	78.3	61.3

(1)	Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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